Filed by Capital One Financial Corporation
(Commission File No.: 001-13300)
Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12 of the
Securities and Exchange Act of 1934, as amended

Subject Company: Discover Financial Services
(Commission File No.: 001-33378)

The following are copies of materials posted to the website www.capitalonediscover.com on April 26, 2024.

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FINANCE

Capital One Is Buying Discover Financial for $35 Billion

The deal combines two of the largest credit-card companies in the U.S.

By AnnaMaria Andriotis and Lauren Thomas

Updated Feb. 19, 2024 7:29 pm ET

Capital One

Capital One plans to maintain the Discover brand. PHOTO: JEENAH MOON/BLOOMBERG NEWS

Capital One said it will buy Discover Financial Services for more than $35 billion, a deal that will marry two of the largest credit-card companies in the U.S.

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Capital One said it will buy Discover Financial Services for more than $35 billion, a deal that will marry two of the largest credit-card companies in the U.S.

Under the terms of the all-stock deal, Discover shareholders are set to receive 1.0192 Capital One shares for each Discover share, representing a premium of about 27% based on Discover's closing price Friday. After the deal closes, Capital One shareholders will hold roughly 60% of the combined company, with Discover shareholders owning the rest.

Capital One is making a big bet at a booming time in the credit-card sector. More consumers are moving from paying with cash to cards as a result of generous rewards programs and the digitization of commerce—a transition that accelerated with the pandemic. A recent increase in credit-card debt has provided a further boost to issuers.

Buying Discover would give Capital One, a credit-card lender with a market value of a little over $52 billion, a network that would vastly increase its power in the payments ecosystem.

Card networks are critical to enabling transactions and setting fees that merchants pay when consumers shop with credit cards. Though much smaller than Visa and Mastercard, Discover is one of the few competitors to those companies in the U.S. and it is one of a small number of card issuers that also has a payments network.

Capital One, the ninth-largest bank in the country and a major credit-card issuer, uses Visa and Mastercard for most of its cards. The bank plans to switch at least some of its cards to the Discover network, while continuing to use Visa and Mastercard on others. Those larger networks have more merchant acceptance abroad than Discover does.

Capital One also plans to maintain the Discover brand on the cards and network—assuming regulators sign off and the deal is consummated.

Discover, based in Riverwoods, Ill., is an online institution so the takeover wouldn't come with physical bank branches, except for one location in Delaware.

The deal follows a tumultuous period for Discover that has included increased regulatory scrutiny and a change in leadership.

The company disclosed last year that an internal review found it had misclassified certain credit-card accounts beginning in 2007, incorrectly placing them in the highest merchant-and-acquirer pricing tier. The company established a liability of $365 million to account for estimated compensation owed to merchants and acquirers.

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Separately, Discover received a consent order from the Federal Deposit Insurance Corp. In October, Discover said it would address the FDIC order to improve its consumer-compliance operations.

In December, Discover said financial-industry executive Michael Rhodes would become its CEO and president. He took over from John Owen, who had been serving in the interim after Roger Hochschild stepped down in August.

Discover has been approached by large banks and technology companies about an acquisition of all or a part of its business over the past decade or more. Tech companies have been interested in acquiring its network so that they can play a more central role in payments, but prior senior executives at Discover weren't interested in separating the company's credit-card lending side from the network.

DISCOVER

After the deal closes, Capital One shareholders will hold roughly 60% of the combined company, with Discover shareholders owning the rest. PHOTO: ROGELIO V. SOLIS/ASSOCIATED PRESS

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For Capital One, the deal would also further expand the number of cardholders it will count as customers for its credit-card lending business. Many Discover cardholders have high credit scores.

Discover also has consumer deposits, most of which are in savings accounts, allowing Capital One to continue to grow its already large presence in that area.

For roughly a decade now, big U.S. banks have aggressively competed for customers by rolling out new credit cards or enhancing their existing ones with more cash-back offers or points programs that dangle the possibility of free or discounted airfare, hotel stays or other travel perks.

Credit-card debt fell during the pandemic but is rising again. That translates into lucrative interest charges that cardholders pay to the banks that issue their credit cards.

Issuers face the risk of rising delinquencies and loan losses, however, if unemployment rises or a recession kicks in.

Rising credit-card usage is also a boon to the billions of dollars in interchange fees banks collect every year. The fees are set by card networks and paid by merchants when consumers shop with cards. By owning the Discover network, Capital One would be able to negotiate interchange fees and other terms directly with merchants for card transactions that travel over its network, making Capital One more of a competitor to Visa and Mastercard.

An acquisition of Discover will rank among the biggest deals so far in 2024. After a lull in M&A activity in 2023 as economic and other uncertainty and increased interest rates took a bite out of the appetite for deals, volumes have gotten off to a relatively strong start and are up 90% in the U.S. compared with a year earlier, according to Dealogic. Other big transactions include software maker Synopsys' roughly $35 billion acquisition of rival Ansys and Diamondback Energy's $25 billion deal for Endeavor Energy.

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The following transcript is an excerpt from former SEC Chairman Jay Clayton's appearance on CNBC's "Squawk Box" on February 23, 2024.

Andrew Sorkin: Can we pivot, talking about regulation, to your thoughts on Discover Capital One? Whether you think a deal like that is going to be allowed in this environment?

Joseph Kernen: Well... Yeah, discover. Discover, not discovery.

Andrew Sorkin: I thought we were going to talk about discovery. We can talk about Warner Brothers discovery, which, by the way, I think the people confused the two.

Jay Clayton: No, I should say Sullivan and Cromwell worked on the deal. I'm not working on the deal, but just let me say that up front. People have been waiting for competition between Visa and MasterCard for decades. It would shock me if you weren't allowed to add heft to a potential competitor to Visa and MasterCard. That's just looking at a market.

Andrew Sorkin: So I made that argument the day came out and said, this would be a good thing because people think that Visa and MasterCard are like a tax on the entire economy. And if you could have another competitor in there, that would be actually very valuable. But there's this other argument being made that in terms of banking, you don't want more consolidation and that making Capital One a stronger, a stronger, becomes a, first of all, becomes the number one credit card company in the country over JP Morgan and Citigroup, and whether you think that there's just too much consolidation and the Treasury would somehow try to either, Treasury prevent it or DOJ would prevent it.

Jay Clayton: Now, I'm not going to say that I watch every minute of this show all the time, but you had the Stellantis CEO on.

Andrew Sorkin: Yes.

Jay Clayton: And what was his thing on how many car companies there are going to be in the world?

Andrew Sorkin: Five. Five or six, yeah.

Jay Clayton: I would say that we're sort of still way overbanked.

Andrew Sorkin: We're way overbanked.

Jay Clayton: Right?

Andrew Sorkin: Yes. We're way overbanked.

Joseph Kernen: We're going to have to pretend to your employers that you're not watching us. What do you mean you don't want to pretend you don't watch? You know, you don't want to cop to that, that you watch the show.

Jay Clayton: You know, I try to diversify a little bit. Hold on.

Joseph Kernen: We’re not Fox.

Andrew Sorkin: When we made the argument, I remember after the Silicon Valley bank blow. Some of us made the argument that we were overbanked. And people thought that was sacrilegious to say that this country is overbanked. We still have, what, 4,000 banks in this country, which is cuckoo for Cocoa Puffs relative to every other country in the world.

Jay Clayton: There are two different issues, which is, you know, of course we're overbanked, but the regional bank, who is going to serve the small and medium-sized businesses in this country? That is a real issue. And are we going to have banks of the size that do that? But, you know, there's no doubt we're overbanked, and there's no doubt that the inability of banks to consolidate over the last four years has been a negative.

Bloomberg Businessweek

February 26, 2024 | bloomberg.com

FINANCE

How Capital One's $35 Billion Discover Merger Could Affect Consumers

master
card.
DISCOVER
DISCO
VER
capital One
VISA
VISA
VISA

Edited by
David Rocks and Laura Bliss

ILLUSTRATION BY JANIK SÖLLNER. DATA: CAPITAL ONE INVESTOR PRESENTATION

■ FINANCE Bloomberg Businessweek February 26, 2024

● Capital One's $35 billion bid for Discover aims to challenge Visa and Mastercard

For decades, Capital One Financial Corp. Chief Executive Officer Richard Fairbank watched as Discover Financial Services built one of the most coveted assets in the world of finance–a global payment network facilitating tens of millions of credit card transactions each day. On Feb. 19 he announced plans to buy it.

The $35 billion deal–the biggest merger announced globally this year–would unite two storied consumer-finance brands and create the largest credit card issuer in the US by loan volume, surpassing the likes of American Express, Citigroup and JPMorgan Chase.

Opposition emerged almost immediately from Democrats in the US Senate, where Ohio's Sherrod Brown–chair of the Committee on Banking, Housing, and Urban Affairs–took a dim view of the deal's size and Elizabeth Warren of Massachusetts expressed outright opposition. "A rubber-stamped merger that makes powerful financial companies even bigger and more powerful will do nothing for families," Brown said in a statement. Warren said the deal should be behind Visa and Mastercard, says Sanjay Sakhrani, a managing director at Keefe, Bruyette & Woods Inc. But he says controlling the Discover network could help the bank forge closer ties with consumers and merchants, potentially generating more revenue. "You're eliminating the middleman," Sakhrani says. "And when you eliminate the middleman, you move the value to your own network."

Capital One is the third-largest issuer of Mastercard and Visa plastic in the US, accounting for roughly 10% of US credit card spending, according to Mizuho Securities USA. Although Fairbank said he has no plans to abandon those card networks entirely, he predicted more than 25 million Capital One cardholders representing $175 billion in annual spending could be moved over to the Discover network in the coming years. A deal would give the combined company more than $250 billion in credit card loan volume–debt that customers carry on their cards–as of Dec. 31, making it the No. 1 player.

Discover has long grappled with perception problems that will pose a challenge for Capital One. The brand was introduced in 1985 by midmarket retailer Sears, Roebuck & Co. and has lagged behind Amex in attracting wealthier cardholders, even after Sears spun it out in the early 1990s. Although Discover has steadily blocked because it "threatens our financial stability," cuts competition and brings higher costs for consumers. Fairbank told analysts during a conference call on Feb. 20 that the bank is "well-positioned for approval."

Analysts say the power of the market leaders in payments makes the question more complicated than simply the size of the combined companies, as creating a viable competitor could be considered a plus for merchants. If regulators block the deal, "they would be accused of protecting Visa and Mastercard," says Ian Katz, a managing director at Capital Alpha Partners.

A successful merger would be the culmination of a growth strategy hatched by Fairbank when he helped found Capital One in the late 1980s to offer credit cards to consumers overlooked by the industry. Since then, he's steadily transformed the company into a full-fledged bank providing services such as auto loans and savings accounts to more than 100 million customers.

What Capital One doesn't have—and what it's coveted from the start—is a payment network to take on Visa Inc. and Mastercard Inc. (the two largest) as well as No. 3 Amex. In the call with analysts, Fairbank described the combination of a credit card issuer and a network as the "Holy Grail." "A network is a very, very rare asset," he said. "There are very few of them, and I don't think people are going to be building any of these anytime soon."

Even after a deal, Discover would remain far expanded its network to rival the size of the leaders in the US, consumers haven't gotten the message, so Fairbank says Capital One will emphasize that the cards can be used virtually everywhere in the US that Visa and Mastercard are accepted. The brand continues to trail Visa and Mastercard internationally, and Fairbank says a key goal will be to sign up more non-US retailers.

Before starting Capital One, Fairbank and co-founder Nigel Morris tinkered with new ways of assessing credit card risk at a Washington-area consulting firm. Later, while working at Signet Bank's card business, they pioneered concepts such as offers that would entice borrowers to transfer balances from other lenders. Signet in 1995 spun off the business, which it called Capital One, naming Fairbank CEO. But along the way, Morris says, the pair was inspired by the operation Discover was building, with its payment network alongside the card issuance business that allowed it to skirt Visa and Mastercard. "The roots of the idea go back 30 years," says Morris, now managing partner at venture capital firm QED Investors. "We very quickly recognized that partnering with the merchant side of the business and creating the closed loop would be a strategic option down the road." —*Jennifer Surane and Katherine Doherty*

THE BOTTOM LINE Opponents insist a Capital One-Discover merger would hurt consumers, but some analysts say it could create a more viable challenger to Visa and Mastercard.

▼ Credit card loans outstanding at 2023 yearend
Capital One
Discover
$148b
$102b
JPMorgan Chase
211
Citigroup
165
American Express
150
Bank of America
102
Synchrony
97
Wells Fargo
44

Posted from *Bloomberg Businessweek*, February 26, 2024, copyright by Bloomberg L.P. with all rights reserved.
This reprint implies no endorsement, either tacit or expressed, of any company, product, service or investment opportunity.
#C136147 Managed by The YGS Group, 800.290.5460. For more information visit www.theYGSgroup.com.

Forward Looking Statements

Information in this communication, other than statements of historical facts, may constitute forward-looking statements, within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements about the benefits of the proposed transaction between Capital One Financial Corporation (“Capital One”) and Discover Financial Services (“Discover”), including future financial and operating results (including the anticipated impact of the transaction on Capital One’s and Discover’s respective earnings and tangible book value), statements related to the expected timing of the completion of the transaction, the combined company’s plans, objectives, expectations and intentions, and other statements that are not historical facts. Forward-looking statements may be identified by terminology such as “may,” “will,” “should,” “targets,” “scheduled,” “plans,” “intends,” “goal,” “anticipates,” “expects,” “believes,” “forecasts,” “outlook,” “estimates,” “potential,” or “continue” or negatives of such terms or other comparable terminology.

All forward-looking statements are subject to risks, uncertainties and other factors that may cause the actual results, performance or achievements of Capital One or Discover to differ materially from any results expressed or implied by such forward-looking statements. Such factors include, among others, (1) the risk that the cost savings and any revenue synergies and other anticipated benefits from the transaction may not be fully realized or may take longer than anticipated to be realized, the risk that revenues following the transaction may be lower than expected and/or the risk that certain expenses, such as the provision for credit losses, of Discover, or Capital One following the transaction, may be greater than expected, (2) disruption to the parties’ businesses as a result of the announcement and pendency of the transaction, (3) the risk that the integration of Discover’s business and operations into Capital One, including the integration into Capital One’s compliance management program, will be materially delayed or will be more costly or difficult than expected, or that Capital One is otherwise unable to successfully integrate Discover’s businesses into its own, including as a result of unexpected factors or events, (4) the failure to obtain the necessary approvals by the stockholders of Capital One or Discover, (5) the ability by each of Capital One and Discover to obtain required governmental approvals of the transaction on the timeline expected, or at all, and the risk that such approvals may result in the imposition of conditions that could adversely affect Capital One after the closing of the transaction or adversely affect the expected benefits of the transaction, (6) reputational risk and the reaction of each company’s customers, suppliers, employees or other business partners to the transaction, (7) the failure of the closing conditions in the merger agreement to be satisfied, or any unexpected delay in closing the transaction or the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement, (8) the dilution caused by the issuance of additional shares of Capital One’s common stock in the transaction, (9) the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events, (10) risks related to management and oversight of the expanded business and operations of Capital One following the transaction due to the increased size and complexity of its business, (11) the possibility of increased scrutiny by, and/or additional regulatory requirements of, governmental authorities as a result of the transaction or the size, scope and complexity of Capital One’s business operations following the transaction, (12) the outcome of any legal or regulatory proceedings that may be currently pending or later instituted against Capital One before or after the transaction, or against Discover, and (13) general competitive, economic, political and market conditions and other factors that may affect future results of Capital One and Discover, including changes in asset quality and credit risk; the inability to sustain revenue and earnings growth; changes in interest rates and capital markets; inflation; customer borrowing, repayment, investment and deposit practices; the impact, extent and timing of technological changes; capital management activities; and other actions of the Federal Reserve Board and legislative and regulatory actions and reforms. Additional factors which could affect future results of Capital One and Discover can be found in Capital One’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, and Current Reports on Form 8-K, and Discover’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, and Current Reports on Form 8-K, in each case filed with the SEC and available on the SEC’s website at http://www.sec.gov. Capital One and Discover disclaim any obligation and do not intend to update or revise any forward-looking statements contained in this communication, which speak only as of the date hereof, whether as a result of new information, future events or otherwise, except as required by federal securities laws.

Important Information About the Transaction and Where to Find It

Capital One intends to file a registration statement on Form S-4 with the SEC to register the shares of Capital One’s common stock that will be issued to Discover stockholders in connection with the proposed transaction. The registration statement will include a joint proxy statement of Capital One and Discover that will also constitute a prospectus of Capital One. The definitive joint proxy statement/prospectus will be sent to the stockholders of each of Capital One and Discover in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND JOINT PROXY STATEMENT/PROSPECTUS WHEN THEY BECOME AVAILABLE (AND ANY OTHER DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE TRANSACTION OR INCORPORATED BY REFERENCE INTO THE JOINT PROXY STATEMENT/PROSPECTUS) BECAUSE SUCH DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION REGARDING THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and security holders may obtain free copies of these documents and other documents filed with the SEC by Capital One or Discover through the website maintained by the SEC at http://www.sec.gov or by contacting the investor relations department of Capital One or Discover at:

Capital One Financial Corporation	Discover Financial Services
1680 Capital One Drive McLean, VA 22102 Attention: Investor Relations investorrelations@capitalone.com (703) 720-1000	2500 Lake Cook Road Riverwoods, IL 60015 Attention: Investor Relations investorrelations@discover.com (224) 405-4555

Before making any voting or investment decision, investors and security holders of Capital One and Discover are urged to read carefully the entire registration statement and joint proxy statement/prospectus when they become available, including any amendments thereto, because they will contain important information about the proposed transaction. Free copies of these documents may be obtained as described above.

Participants in Solicitation

Capital One, Discover and certain of their directors and executive officers may be deemed participants in the solicitation of proxies from the stockholders of each of Capital One and Discover in connection with the proposed transaction. Information regarding the directors and executive officers of Capital One and Discover and other persons who may be deemed participants in the solicitation of the stockholders of Capital One or of Discover in connection with the proposed transaction will be included in the joint proxy statement/prospectus related to the proposed transaction, which will be filed by Capital One with the SEC. Information about the directors and executive officers of Capital One and their ownership of Capital One common stock can also be found in Capital One’s definitive proxy statement in connection with its 2024 annual meeting of stockholders, as filed with the SEC on March 20, 2024, and other documents subsequently filed by Capital One with the SEC. Information about the directors and executive officers of Discover and their ownership of Discover common stock can also be found in Discover’s definitive proxy statement in connection with its 2024 annual meeting of stockholders, as filed with the SEC on March 15, 2024, and other documents subsequently filed by Discover with the SEC. Additional information regarding the interests of such participants will be included in the joint proxy statement/prospectus and other relevant documents regarding the proposed transaction filed with the SEC when they become available.